FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


               PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                         FOR THE 7TH OF SEPTEMBER, 2006

                                  msystems Ltd.
                                  -------------
                  (Translation of registrant's name in English)


                                 7 ATIR YEDA ST.
                             KFAR SABA 44425, ISRAEL
                             -----------------------
                    (Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

               Form 20-F      X                          Form 40-F
                         -----------                               ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

               Yes                                        No     X
                         -----------                               ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):
82-___________________.

This Form 6-K (excluding Exhibit 99.1 attached hereto) is incorporated by reference in our Registration Statements on Form F-3 (Registration No. 333-126774) and on Form S-8 (Registration No. 333-127467) filed with the Securities and Exchange Commission. Exhibit 99.1 attached hereto is not incorporated by reference into any of our Registration Statements.



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                                    CONTENTS


     On September 6, 2006, msystems Ltd. (the "Company") announced the following changes to its board of directors and senior management team:

     o Gurion Meltzer was appointed director and shall serve as the Chairman of the Board of Directors;

     o    Ronen Faier shall serve as interim Chief Financial Officer; and

     o    Ronit Maor shall serve as Chief Operating Officer.

     These changes, effective immediately, are pursuant to the recommendations of the special committee adopted by the Board of Directors, as reported in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 17, 2006. Dov Moran continues to serve as the Company's President and Chief Executive Officer and a member of the Board of Directors.

     Gurion (Guri) Meltzer brings to msystems vast management experience. Mr. Meltzer currently serves on the board of directors of a number of companies, including ProSeed Venture Capital Fund and Medex Screen, in addition to providing management consulting services. Between 1995 and 1997, Mr. Meltzer served as active chairman of the board of directors of Bezeq Ltd., Israel's national telecommunications company. Prior to that, Mr. Meltzer served in various management and executive positions in leading Israeli companies, including, Tadiran Electronics Ltd., Koor Industries Ltd. and Telrad Ltd.. Mr. Meltzer also serves as the executive director of the International Marketing Program at the Recanatti Business School at the Tel Aviv University. He serves as the chairman of the board of trustees of the Jerusalem College of Technology, a member of the executive boards of Tel Aviv University, The Hebrew University in Jerusalem and the Weizmann Institute of Science, among other educational organizations.

     Ronen Faier joined msystems in 2004. During his tenure at msystems, Mr. Faier oversaw the tax and accounting aspects of the Company's M&A and investment activities, the Company's tax strategy, as well as its compliance with the requirements of section 404 of Sarbanes-Oxley Act of 2002. Prior to that, Mr. Faier served as a corporate controller in VocalTec Communications Ltd., which also traded on Nasdaq. A certified public accountant (Israel), Mr. Faier holds a B.A. in Economics and Accounting from the Hebrew University of Jerusalem and an MBA (with Honors) from Tel Aviv University.




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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                        msystems Ltd.
                                                  ---------------------------
                                                        (Registrant)

Date:  September 7, 2006                       By:  /s/ Donna Gershowitz
       -----------------------                    ---------------------------
                                                    Donna Gershowitz
                                                    VP, General Counsel


The following press release, which is attached to this Form 6-K as Exhibit 99.1, is not incorporated by reference into any of the Company's Registration Statements.














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